UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
SEC FILE NUMBER 000-25965
CUSIP NUMBER 48123V102

(Check one):	⌧ Form 10-K	□ Form 20-F	□ Form 11-K	□ Form 10-Q	□ Form 10-D
	□ Form N-SAR	□ Form N-CSR

	For Period Ended:	December 31, 2021
□ Transition Report on Form 10-K
□ Transition Report on Form 20-F
□ Transition Report on Form 11-K
□ Transition Report on Form 10-Q
□ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Ziff Davis, Inc.
Full Name of Registrant

J2 Global, Inc.
Former Name if Applicable
114 5th Avenue, 15th Floor

Address of Principal Executive Office (Street and Number)

New York, New York 10011
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
⌧	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As disclosed by Ziff Davis, Inc., a Delaware corporation (the “Company”), in its Current Report on Form 8-K filed with the Securities and Exchange Commission on October 8, 2021, on October 7, 2021 the Company completed the distribution and separation (the “Spin-Off”) of Consensus Cloud Solutions, Inc. (“Consensus”).

The Annual Report on Form 10-K for the year ended December 31, 2021 (the “2021 Form 10-K”)
will be the Company’s first annual report since the completion of the Spin-Off. Due to the timing of the completion of the Spin-Off and the complexity of accounting for a fiscal year where the Company spun off a segment of its business, the Company requires additional time to complete certain analyses and disclosures to be included in the 2021 Form 10-K. The Company is therefore unable to file its 2021 Form 10-K within the prescribed time period without unreasonable effort or expense. The Company intends to file its 2021 Form 10-K within the fifteen-day period provided under Rule 12b-25 no later than by March 16, 2022.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Jeremy Rossen	212	503-3500
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

⌧ Yes □ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?(1)

⌧ Yes □ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The 2021 Form 10-K and the results of operations reported on therein will reflect the Spin-Off of Consensus by the Company as of October 7, 2021. On February 14, 2022, the Company reported its preliminary unaudited financial results for the year ended December 31, 2021. Among other things, the Company reported GAAP net income from continuing operations of $387.5 million for the year ended December 31, 2021 compared to $27.4 million for the year ended December 31, 2020; the increase was primarily due to an unrealized gain on investment of $290 million to record the Company's investment in Consensus. The Company also reported total revenues from continuing operations of $1,416.7 million for the year ended December 31, 2021 compared to $1,158.8 million for the year ended December 31, 2020. These 2020 and 2021 results are preliminary, unaudited, and subject to adjustments. In particular, due to the complexity of the Spin-Off and the related transactions (including the Company's debt-for-debt exchange), the presentation of the transaction's impact on the Company's financial statements (including the size of the gain associated with the retention of the 19.9% stake in Consensus) is still being finalized. Any change to the impact of the unrealized gain on investment of $290 million associated with the retention of the 19.9% stake in Consensus could be material to the Company's GAAP net income from continuing operations. As a result of the foregoing, the information provided herein is subject to change.

Ziff Davis, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 1, 2022	By:	/s/ Jeremy Rossen
Jeremy Rossen Executive Vice President, General Counsel

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).